FinTech Acquisition Corp. IV

2929 Arch Street, Suite 1703
Philadelphia, PA 19104-2870

September 23, 2020

VIA EDGAR

David Link

Office of Real Estate & Construction

Division of Corporation Finance

100 F Street, N. E.

Securities and Exchange Commission

Washington, D.C. 20549

Re:	FinTech Acquisition Corp. IV Registration Statement on Form S-1 Filed September 8, 2020, as amended File No. 333-248664

Dear Mr. Link:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FinTech Acquisition Corp. IV (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00PM EDT on September 24, 2020, or as soon as practicable thereafter.

Very truly yours,

/s/ James J. McEntee, III
James J. McEntee, III President and Secretary

cc:        Ellenoff Grossman & Schole LLP
Ledgewood, PC